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SEC FILE NUMBER 000-32915

CUSIP NUMBER 300 349 107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EvergreenBancorp, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2000 1st Avenue, Suite 1701
Address of Principal Executive Office (Street and Number)

Seattle, Washington 98121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2010, on Friday, January 22, 2010, EvergreenBank (the “Bank”), the wholly-owned subsidiary of EvergreenBancorp, Inc. (the “Company”), was closed by the State of Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation (the “FDIC”) was appointed as receiver of the Bank. The Company’s principal asset was the capital stock that it owned in the Bank, and, as a result of the closure of the Bank, the Company has minimal remaining tangible assets. Also as a result of the closure of the Bank, the Company is in default with respect to certain subordinate debt debentures due in 2036 and 2037 and the principal, interest and premium accrued with respect to those debentures are immediately due and payable by the Company. The liabilities of the Company, including the liabilities under its subordinate debt indentures, substantially exceed the Company’s remaining assets. Accordingly, the Company anticipates that it will file for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code. As a consequence of these developments, the Company does not anticipate that it will be able to file its Form 10-K.

(Attach extra Sheets if Needed)

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gerald O. Hatler	206	290-9501
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above, as a result of the closure of the Bank, the Company has minimal remaining tangible assets and its obligations with respect to its subordinate debentures are due and payable. The Company intends to file for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code because its liabilities exceed its remaining assets.

EvergreenBancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2010	By	/s/ Gerald O. Hatler
Gerald O. Hatler
President and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).